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CONTACT:  Michael P. Hawks              (NYSE -- BMC)
(612) 851-6030                          FOR IMMEDIATE RELEASE


           BMC ANNOUNCES MASK EXPANSION INVESTMENT OF $80+ MILLION

     May 5, 1995 -- Minneapolis, Minnesota -- BMC Industries announced today plans to expand its domestic aperture-mask production capacity by adding TWO new production lines, ONE MORE LINE THAN WAS ANNOUNCED IN JANUARY OF THIS YEAR. BMC anticipates that the two production lines will require a total investment of $80 to $85 million, which will be financed through the use of internally generated cash and bank debt. BMC presently manufactures aperture masks at facilities in Cortland, New York and Mullheim, Germany.

     These two new lines are in addition to a third new line, announced in 1994, that is currently under construction at BMC's German mask plant. The German line will produce computer monitor masks and is scheduled to start up in the fourth quarter of this year. Cumulatively, these three new lines will represent a 60% increase in BMC's aperture mask production lines, bringing the total from 5 lines to 8 lines.

     Paul B. Burke, Chairman, President and Chief Executive Officer, stated "The company has been successful in the past four years in substantially increasing its television aperture mask dollar sales and profits through improvements in sales mix towards higher-priced television aperture masks. However, our strategic customers have been dramatically growing their television picture tube production capabilities and have indicated a strong desire for us to supply more of their television mask needs. In addition, the company will complete this year the construction of a new high-resolution computer monitor mask line in Germany to serve the rapidly growing monitor market. Cumulatively, these three lines will enable us to better serve our customers' needs in both mask types while substantially growing our own sales and profits."

     The two-line domestic expansion will result in the addition of 13-14 million television-masks annually to BMC's total aperture mask production. Additionally, it will raise its production capacity for computer-monitor masks to approximately 10 million masks annually.





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     The first of the two new domestic lines is expected to become operational during the first quarter of 1997, approximately one year sooner than announced in January. The second line is anticipated to begin production in the second quarter of 1997.

     The company also indicated that the location for the expansion has not yet been finalized. BMC confirmed that its current site located in Cortland, New York was under consideration, together with 4 other potential domestic sites in states other than New York. A final decision on location is targeted for mid-year.

     The company said its decision to expand was driven by the requirements of its existing customers, significant capacity expansion for the production of television picture tubes in North America and Europe, and anticipated growth in demand for more and bigger televisions and computer monitors over the next 5 to 10 years. BMC also indicated that the incremental expansion will be aimed primarily at two TV segments. The first is the rapidly growing
"large" segment of the TV market composed of tubes above 25 inches. The second is the "medium" size TV segment (19 to 23 inches), where BMC anticipates a growing gap between supply and demand in its key markets.
























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